OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Power Hero Corp.

2105 Foothill Blvd.
Suite B360
LA VERNE, CA 91750

www.powerhero.com

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 88,000* shares of common stock ($516,663)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	Power Hero Corp.
Corporate Address	2105 Foothill Blvd, Suite B360, La Verne, CA 91750
Description of Business	Electric Vehicle Charging Solutions
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1 per Share
Minimum Investment Amount (per investor)	$200 Minimum Investment

Perks

Invest at least **$500** — Receive a free power hero t-shirt or polo.

Invest at least **$1,000** — Receive a free Power Hero windbreaker and a year of free membership.

Invest at least **$5,000** — Receive 10% additional bonus shares, e.g. at $5,000 you will get 500 bonus shares for a total of 5,500 shares which results in an effective average share price of $0.91 per share.

Invest at least **$10,000** — Receive 15% additional bonus shares, e.g. at $10,000 you will get 1,500 bonus shares for a total of 11,500 shares which results in an effective average share price of $0.87 per share.

Invest at least **$25,000** — Receive 20% additional bonus shares, e.g. at $25,000 you will get 5,000 bonus shares for a total of 30,000 shares which results in an effective average share price of $0.83 per share.

*** ALL PERKS OCCUR AFTER THE OFFERING IS COMPLETED ***

All bonus shares will be awarded separately, outside of the StartEngine Platform. All bonus shares and corresponding documentation will be delivered to recipients by the Company directly.

The 10% Bonus for StartEngine Shareholders

Power Hero Corp. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Power Hero is dedicated to the business of growing the Electric Vehicle (EV) infrastructure by developing and marketing charging solutions for EVs. Our technologies in hardware and software enables anyone with a power outlet and parking spot to become a hosting EV charging station that is listed in our network and have the station automatically accessible for reservation and utilization. We provide a peer-to-peer (P2P) service that is cloud based and crowd-sourced with the potential to exponentially expand the population of publicly available EV charging stations by 10X almost overnight. From our experience in 2017 in marketing, product development and financing we concluded that our technology had greater utility and value in the EV market. As such we enacted a name change and branding of the company as Power

Hero Corp. from our original name iJuze Corp.

Officers

The management team comprises of three key senior executives in the positions of CEO, CMO and CFO.

Esmond Goei, our CEO is a serial entrepreneur with many successful startups and turnarounds spanning 30+ years. He started Power Hero, on a full-time basis, in January 2017 after selling AspectSolar, a modular solar powered battery systems company, which he founded in 2009 and was CEO until it was sold in 2016. He has participated in several other emerging companies with successful gains upon their IPO or sale. He has a penchant for identifying new market opportunities and inventing technological innovations to address such markets. To date he has had three patents issued for solar energy generator innovations at AspectSolar and he has authored 4 pending patents with Power Hero.

Rob Kent, our CMO joined us in August 2018. He is experienced in building and managing rapid growth companies and was subsequently appointed Vice-Chairman in February 2018. Rob is particularly adept at leveraging partnerships such as with Verizon when he was CEO of O2 Concepts before joining Power Hero, and to rapidly bring products to market, and strategically positioning technology for unique competitive advantages. Rob spends about 25 hours a week as CMO of Power Hero and the balance of his time as a Partner with First Wave Partners, an investment company he co-founded in March 2013 and Synova Life Sciences which he co-founded as COO in July 2017. He is primarily a Partner at First Wave Partners where he takes investment positions, management roles, and/or advisory positions in different start-up companies.

SK Chan, our CFO & VP Operations joined Power Hero in August 2017 after 8 years (2009 - 2017) as Chief Investment Officer of China Assets Investment Management, Ltd., a Hong Kong public listed investment company. He founded and ran his own manufacturing company Xolox in Malaysia, which grew to 1200 employees in producing a revolutionary actuator for the computer industry. Prior to Xolox he honed his investment skills at Advent International, a Boston based international venture capital investment company. With his diverse background, financial acumen and operating experience SK manages operations in addition to his primary role as CFO of Power Hero.

In review of the Management Team, we have assembled a cadre of individuals with unique and complimentary strength and experience in starting successful businesses, transitioning into volume production, managing rapid market growth, and realizing high value returns on investments.

Sales, Supply Chain, & Customer Base

Our sales will be derived from three principal channels : firstly, from driver and host membership fees to use our listing and booking service for EV charging stations.

Secondly, from leasing of our ePort hardware which enables the automation of the reservation of the EV station and EV charging process which increases a host's EV charger availability, and thus more revenues. Thirdly, the Company derives sales from processing fees charged on every booking and electricity utilization transaction.

Our supply chain consists of ePort manufacturing and electricity provision. We outsource all manufacturing to proven contractors. The electricity used in the charging of EVs are the responsibility of the EV charging station hosts as the hosts are given pricing flexibility in what they charge a user for the time of charging at their stations.

Our customers comprise of owners of power outlets with parking spots and EV drivers. We will be using various outreach methods such as social media, and print media.

Competition

Our primary competitor is Chargepoint which manages a national network of independent owner-operated EV stations using both Chargepoint designed equipment and those of 3rd parties. There are other smaller regional equipment manufacturers and operators, and also listing services that focus on locating clusters of chargers in commercial and public locations. We believe that none provides automatic self-reservation services as we are developing and have filed patents for.

Liabilities and Litigation

The Company is not involved in any litigation and does not anticipate any liabilities arising thereof.

The team

Officers and directors

Esmond Goei	CEO, Chariman, and Co-founder
Rob Kent	CMO, Vice-Chairman, and Co-founder
Suit Khown (SK) Chan	CFO & VP Operations

Esmond Goei
Esmond is a serial entrepreneur with many successful startups and turnarounds spanning 30+ years. He started Power Hero, on a full-time basis, in January 2017 after selling AspectSolar, a modular solar powered battery systems company, which he founded in 2009 and was CEO until it was sold in 2016. He has participated in several other emerging companies with successful gains upon their IPO or sale such as a voice messaging company (IPO 1991), a wireless hospital bedside information systems company (IPO 1992), an organic baby foods company that was sold to Heinz, an electronics toy company (IPO 1995), and AspectSolar. He has delivered outstanding gains on investment to his investors with many IPOs and sales of his invested companies some of which garnered valuations over a billion dollars. Esmond is an electrical engineer with an MBA from the University of Western Ontario.

Rob Kent
Rob joined Power Hero in August 2017 as a Director and was appointed as Vice-Chairman and CMO in February 2018. He is an IoT innovator in the medical device sector where he served as CEO for O2 Concepts (2014 -2017) a manufacturer of networked portable home oxygen devices. Partnering with Verizon, they were the first to offer remote monitoring and device tracking - generating 5X growth while deploying over 20,000 units. He has experience building and managing rapid growth businesses in highly regulated environments. He is particularly adept at leveraging partnerships with developers and manufacturers to rapidly bring products to market, and strategically positioning technology for unique competitive advantages. Rob holds a BS in Economics from the US Naval Academy and an MBA from UC Irvine.

Suit Khown (SK) Chan
SK joined Power Hero in August 2017 after 8 years (2009 - 2017) as Chief Investment Officer of China Assets Investment Management, Ltd., a Hong Kong public listed investment company. He has deep experience in many industries including the founding of his own manufacturing company Xolox in Malaysia, which grew to 1200 employees in producing a revolutionary actuator for the computer industry. His investment skills were honed over 10 years at Advent International, a Boston based international venture capital investment company which he left as a Senior Associate in 1994. With his diverse background, financial acumen and operating experience SK manages operations in addition to his primary role as full-time CFO of Power Hero. SK is a Harvard MBA with a BS in Mechanical Engineering from the University of Malaya.

Number of Employees: 6

Related party transactions

The Company's founder, along with other investors, owns iJuze Corporation Pte Ltd, a development company based in Singapore ("iJuze Singapore"). In February 2017, the Company issued 600,000 shares of common stock to the other investors of iJuze Singapore for $150,000. In August 2017, iJuze Singapore sold all its intellectual property and products to the Company for $37,000. iJuze Singapore will have the right to re-market the products and services in Asia for a yet-to-be-determined royalty. During the year ended December 31, 2017, the Company paid costs on iJuze Singapore's behalf. As of December 31, 2017, $31,380 is due to the Company from iJuze Singapore and has been included in Due from Related Party on the balance sheet.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Intellectual Property** Our pending patents and other intellectual property may not be approved by the US Patent and Trademark Office and could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We currently have one utility patent pending and three provisional patents pending as well as a number of pending trademarks, copyrights, Internet domain names, and trade secrets. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to its business. The current pending utility patent originated with our Founder Esmond Goei who is also credited with authorship for several issued and pending patents in a prior startup he founded. Esmond is a prolific inventor and innovator and is expected to contribute additional inventions and ideas in the years ahead but that is neither certain nor guaranteed.

- **Unfavorable User and Venue Operator Adoption, and Competition.** There are a number of EV charging station operators and listing services for EV charging stations that are operating today and which are substantially larger than Power Hero Corp. While we believe that our service offering of crowd-sourced reservable charging stations comprised of both hardware and software is unique and that the market opportunity for creating an EV charging network of millions of charging stations quickly is achievable there is no guarantee that users will embrace our concept or would prefer our service to our competitors. In addition, we will be relying on individual homeowners and retail establishments to participate in our network and/or install our reservable ePort hardware on their premises and there is no guarantee that such homeowners, establishments or operators will partner with us even though we will be offering commercial incentive and benefits for them to deploy our ePorts and join our network.
- **Power Hero Corp. is a brand-new company.** The Company has no history, no clients, no revenues. As a start-up we are continually assessing market opportunities and have earlier tested other potential markets for the use of our technology such as the health industry with a different approach and branding as iJuze. We believe that our technology has greater utility and value in the EV industry offers the best opportunity for success to the benefit of our shareholders and community and we have since renamed the Company as Power Hero to address the EV opportunity. If you are investing in this company, we believe that you think that our "Airbnb" approach of reservable network of individually owned charging stations concept is a good idea, that the Company's Management team is able to apply their many years of successful operating experience to successfully market, manufacture and sell the reservable PowerHero EV Charging Network service, that we can price it right and sell it to enough people so that the company will succeed. However, we have yet to install any ePorts commercially or recruited any retail establishments to become part of the PowerHero Network and install our ePorts on their premises. Further, we are a start-up company with a new team, and while we have been able to produce several prototypes of our ePorts, the mobile App and network software are still in development and the first phase product introduction is not expected to be ready until June 2018 and the ePorts will not be introduced until later in the year. We have yet to have any sales. In addition, there is no guarantee that our PowerHero Network of reservable EV charging stations will be a profitable operation and there is no assurance that we will ever be profitable or that we will not have to shift business strategies and markets.
- **Additional Funding Will Be Required.** We are raising $88,000 to complete the

first phase of development of our PowerHero Network and launch our initial service beginning in June 2018. This initial service is a pure software offering akin to providing an "Airbnb" type of service whereby homes and commercial providers of EV charging offer their charging equipment to EV drivers needing a day charge or even overnight charge. Such a service offers EV drivers an "AAA" peace of mind regarding access to an EV charging station in an emergency. Later in the year we anticipate introducing our ePorts which will bring an added level of convenience to our EV charging station hosts and drivers. These ePorts require further development and funding which we hope will be facilitated by extending our campaign upon completing our yearend CPA Review for the year ended December 31, 2017, and completing our first development phase and launching our initial software service. However there is no guarantee that we will be able to complete our CPA Review in a timely manner or to complete our development according to our planned schedule or that we will be able to raise more money whether from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities.** Although StartEngine.com has launched a Secondary platform for the trading of securities purchased on StartEngine.com the securities that you are acquiring from the Company will not necessarily be actively tradable on the Secondary platform and even if we were to list on a public stock exchange via an initial public offering (IPO) you may still be required to hold such securities for a specified number of months as dictated by Securities Laws and/or the associated investment banks that underwrite our IPO. Further, even after your securities are eligible for resale there may not be an active market for you to sell your shares.
- **Our financial review provides limited information as we were only incorporated on January 6, 2017.** We were incorporated about 15 months ago and under the current Regulation CF rules our current CPA Review shows only our financial statements as of the date of inception of January 6, 2017. We have provided our yearend financial statements for comparison wherein it is shown that we raised $150,000 in a Reg D financing that closed in February 2017 and we also raised a nominal $16,000 (net of fees) from an earlier Reg CF offering launched in October 2017. Nonetheless, while we have been frugal in our spending our cash reserves from such fundings would enable us to continue operations for only a few more months until we launch our product in June and/or receive funding from the current crowdfunding campaign. While we hope to commence generating revenues soon after our first phase service product launch in June 2018 there is no guarantee that revenues would be forthcoming immediately. Should we fail to raise sufficient funding from the current crowdfunding campaign or complete our additional CPA Review in time for extending our crowdfunding campaign we may be significantly delayed in completing product development and also delayed in the launching of our Phase1 PowerHero Network services which will put your investment at risk, and we may experience other delays beyond our control.
- **Any valuation at this stage is pure speculation.** The valuation of our Company is based on our internal assessment of our worth based on our own expectations of

tremendous growth and popularity of our PowerHero EV Charging Network services as discussed elsewhere. Such expectations were derived from our research of the potential numbers of users of our reservable charging services and adhoc interviews with several potential users and investors who expressed enthusiasm for our concept. However, ultimately it's a question of whether you, the investor, believe in the potential of our business concept and whether you believe that you will more than recover your investment in the Company if and when the Company's value exceeds the price per share that we have offered for investment. Only you can answer that question and whether you want to pay this price for this security and hold the shares for an indefinite period of time.

- **Our business projections are only estimates.** Based on Management's experience in running previous startup companies, Power Hero Corporation has assessed the personnel needs and cash needs of the Company, the potential consumers of its services, and how to address and serve such markets and the projected sales and income potentially derivable from such markets. However, there can be no assurance that the Company will meet those projections. There can be no assurance that the company will succeed or indirectly that you will make money from your investment even if there is sufficient demand for our Power Hero EV Charging Network services. In addition there is no guarantee that we can provide such services at a profit, or that we are able to offer a service better than any of our competitors, or that consumers will use our service.
- **Dependence on contract development and external manufacturing contractors.** The Company's prudent use of funds is the result of contracting individuals and third parties to undertake marketing research and product development. In addition the Company intends to outsource its software and hardware manufacturing. Although the contractor Omnitech Solutions is a proven contractor and we will be using their proven QuickCab software platform with IoT capabilities on which to build our Power Hero Network there is no assurances that Omnitech or such external contractors or manufacturers will be timely or succeed in providing the desired quality of product, service or quality.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Esmond Goei, 57.98% ownership, Common shares

Classes of securities

- Common Stock (and options): 5,121,476

Common Stock

The Company is authorized to issue up to 20,000,000 shares of common stock. There are a total of 5,121,476 shares currently outstanding.

Voting Rights *(of this security)*

The holders of Common stock are entitled to one vote per share. Note that the number of stock shown is post 2 for 1 stock split effected in March 2018. See Certificate of Amendment to that effect.

Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The Common stock have no special rights or preference and is the only class of stock outstanding.

What it means to be a Minority Holder

As a minority holder of Common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should consider and understand the potential for dilution. Each Investor's stake in the Company, could be diluted whenever the Company issues additional shares beyond those that are issued in this crowdfunding. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, whether the value of the Company increases or decreases. However, should the company's value increase, you might own a smaller piece but of a larger company. These increases in the number of shares outstanding could result from a stock offering (such as an initial public offering, a strategic corporate partnering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. On the other hand, the Company may need to sell shares at a price lower than your purchase price, a so-called "down round" financing. This is the type of dilution that hurts early-stage investors most.

If we decide to issue more shares, an Investor could experience value dilution as described above, with each share being worth less than before, and could also experience control dilution, whereby the total percentage an investor owns would be less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

This discussion is based on our yearend Financial Statements ending Dec. 31, 2017 which supplements our CPA Review of January 6, 2017 covering our inception as Ijuze Corp.

We spent all of 2017 in market and product development as well as raising capital. In

February 2017 we raised $150,000 on a private Reg D financing and used funds for market research and product development resulting in the completion of several hardware prototypes and demo application software. In October 2017 we launched a Reg CF campaign in support of targeting mobile individuals in need of power and completed that campaign on Jan. 31, 2018. We achieved 180% of our minimum fund raise target of $10K.

Our overall marketing and financing experience led us to conclude that our technology had greater utility and opportunity in the Electric Vehicle market which led us to change our corporate name and branding to Power Hero from iJuze. We have not yet generated any revenues and do not anticipate doing so until we complete the building and delivery of our Phase1 software product, which we do not anticipate occurring until June 2018. Based on our forecast, with the liquidity of the anticipated full raise amount of $88K our expenses will increase particularly in marketing but we anticipate that we can operate the business for at least 4 months without revenue generation.

However, it is our intent to extend our crowdfunding campaign to raise up to $515K which will require another CPA Review which we have initiated. In addition, we are confident of being able to launch our phase1 all-software service product which we anticipate being ready by June 2018 as our development is based on an existing commercial applications platform used for taxi despatch in the transportation industry and which will be exclusive to Power Hero for the EV industry. Also, as our app is being developed by the same development company Omnitech Solutions, we expect the product to be functional relatively quickly and thus enable us to generate initial revenues that will contribute positively to our cashflow. However, there is no certainty of such expectations.

Financial Milestones

The Company was incorporated on January 6, 2017 and as such has a limited operating history. Upon completion of the maximum target of $88K the Company intends to launch its Phase1 software service product to seek immediate revenues. In addition the Company intends to extend its crowdfunding campaign to $515K upon completing its CPA Review for the year ended December 31, 2017. With those additional funds we anticipate completing the hardware development of the Power Hero EV Charging Network and finalize the ePort design for mass production and deployment in October 2018.

Our first major milestone was in February 2017 when we completed our Reg D funding of $150K. In March 2017 we completed a "breadboard" prototype of our first ePort-110 to demonstrate bare functionality and in May 2017 we completed release 2 of our ePort-110 prototype which demonstrated the ability of controlling multiple ePorts, and over a great distance, from North America to Singapore. In October 2017 we launched our first Reg CF crowdfunding which closed on Jan. 31, 2018 and raised about $18K. Based on our year's experience in marketing, product development and financing we concluded that our technology had greater applicability and value in the

EV market. As such on January 31, 2018 we changed our corporate name and branding to Power Hero Corp. from iJuze Corp. to address the larger EV market. (See Certificate of Amendment on name change). Further, our initial utility patent and most recent patent application addresses the EV market and given the accelerating growth of the EV market we felt that we could not delay getting into that market. Hence the name change and shift of our business plan towards EV. We hope to complete Phase1 or Beta Release of our PowerHero EV Charging Network by June 2018 and begin enlisting EV Charging Station Hosts and EV driver members. We anticipate to start receiving revenues by Q3 2018 from 2 revenue streams:

1. PowerHero Network Driver Membership Fees; and

2. EV charging fees from registered PowerHero Network members.

Upon completing our ePort hardware we expect to generate revenues from a third source which is the leasing of ePorts to retailers and small enterprises.

Liquidity and Capital Resources

As a start-up we have maintained low operating overhead expenses by using primarily part-time contract workers compensated largely with Power Hero shares from Esmond Goei's Founder shares. In addition a total of 511,110 (post 2 for 1 stock split) common stock options have been either granted or set aside as additional compensation. These shares alleviate the burden on cash compensation. Upon completion of our crowdfunding raise certain contractors will convert to full-time employment with the Company at which time our operating cash costs will increase.

Based on our forecast, with the receipt of the maximum Reg CF fundraising of $88K (less financing costs) we hope to complete the development of the first commercial software release of the mobile app in June 2018 followed by the launch of our ePort hardware in October 2018. Our ePorts provide EV drivers with the ability to search and automatically reserve EV charging stations without host intervention at the charging station thus increasing our revenues as well as the host's revenues. We expect these ePorts to generate leasing revenues immediately as they enable our charging station hosts to expand their hours of operation as they do not need to be present to operate their chargers; thus their incentive to pay a leasing fee to Power Hero. This revenue stream should also positively impact our cash resources. However, we will need to raise additional funds for the subsequent stages of development and increase production of ePorts and marketing development. Should we obtain the maximum fundraising, we anticipate that we can complete a Phase1 software product release and operate the business for 4 months even without any revenue generation. However, the Company intends to extend the current offering to $515K upon completion of a CPA Review which the Company anticipates to undertake during the current campaign.

We have about $70,000 in current assets comprising of cash and accounts receivable, inclusive of a previous Reg CF raise which netted about $16K (after fees), and this balance should last us through June 2018 at the current burn rate, if it is not reduced. Our current product development should result in first product release in June 2018 which hopefully will generate immediate cash from our membership drive. Should the Company fail to raise any new capital via crowdfunding the Company will run out of cash by Q3 2018. However, we have operated very frugally and monitor our cash resources weekly. In any case, we intend to continue to raise capital and adjust expenses to conform to available cash resources.

Indebtedness

The Company does not have any significant debt other than normal employee expense claims owing in the amount to less than $1000 as of January 31, 2018.

Recent offerings of securities

- 2017-02-28, Reg D, 300000 Common stock. Use of proceeds: $150K was raised and the funds from the offering were used primarily for R&D, Market Research and Working Capital. The number of shares shown are post 2-for-1 split effected on March 9, 2018. See Certificate of Amendment from the State of Delaware.
- 2018-01-31, Reg CF, 10366 Common stock. Use of proceeds: This Reg CF campaign raised about $16K (net of fees) and the funds were used primarily for marketing. The number of shares shown are post 2-for-1 split effected on March 9, 2018. See Certificate of Amendment from the State of Delaware.

Valuation

$5,121,476.00

The valuation of our Company is based on our internal assessment of our worth based on our own expectations of tremendous growth and popularity of our PowerHero EV Charging Network services as discussed elsewhere. Such expectations were derived from our research of the potential numbers of users of our reservable charging services and adhoc interviews with several potential users and investors who expressed enthusiasm for our concept. The price of the shares reflects the opinion of the Company as to what would be fair market value based on its projected market performance and valuations of other successful crowd-sourced cloud based applications such as Airbnb, Waze and Uber.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$88,000
Less: Offering Expenses		

StartEngine Fees (6% total fee)	$600	$5,280
Net Proceeds	$9,940	$82,720
Use of Net Proceeds:		
R& D & Production	$0	$20,000
Marketing	$5,000	$40,000
Working Capital	$4,940	$22,720
Total Use of Net Proceeds	$9,940	$82,720

We are seeking to raise a maximum of $88K in order to finish Phase1 software development and launch our first software service product in June 2018. In addition we anticipate undertaking a CPA Review of our yearend financials for the year ending December 31, 2017 which will enable us to extend our crowdfunding campaign to raise up to $515K. Upon raising the additional funds from the extension we intend using a portion of the funds for completing the design of our ePorts for market introduction in Q4 2018 while also sustaining the Company for an additional 6 months. We hope that our progress and revenues from the first release of our software product will position us to generate first revenues and to raise additional funds to complete the hardware aspects of our Power Hero Network and continue market development. Should we only raise the minimum amount of $10K we will focus our efforts on promoting our crowdfunding and minimizing other expenses.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at its earlier website www.ijuze.com labelled Investors/Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Power Hero Corp.

[See attached]

POWER HERO CORP.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2017

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Power Hero Corp.
La Verne, CA

We have reviewed the accompanying balance sheet of Power Hero Corp. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 11, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

POWER HERO CORP.
INDEX TO FINANCIAL STATEMENTS

POWER HERO CORP.
BALANCE SHEET

		December 31, 2017
ASSETS		
Current Assets		
Cash	$	41,126
Due from related party		31,380
Prepaid expenses		577
Total Current Assets		73,083
Intangible assets		37,000
Total Assets	$	110,083
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	582
Total Current Liabilities		582
Commitments and Contingencies (Note 4)		
Stockholders' Equity		
Common stock		2
Additional paid-in capital		246,410
Accumulated deficit		(136,911)
Total Stockholders' Equity		109,501
Total Liabilities & Stockholders' Equity	$	110,083

See accompanying notes to the financial statements.

POWER HERO CORP.
STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2017
Revenue	$ -
Operating Expenses	
Sales and marketing	34,750
General and administrative	102,161
Total Operating Expenses	136,911
Operating Loss	(136,911)
Net Loss	$ (136,911)

See accompanying notes to the financial statements.

POWER HERO CORP.
STATEMENT OF CASH FLOWS

		For the Year Ended December 31, 2017
Cash Flow From Operating Activities:		
Net loss	$	(136,911)
Adjustments to reconcile net loss to cash flows used in operating activities:		
Stock-based compensation		84,985
Changes in operating assets and liabilities:		
Due from related party		(31,380)
Prepaid expenses		(577)
Accounts payable		582
Net cash used in operating activities		(83,301)
Cash Flow From Investing Activities:		
Purchase of intellectual property		(37,000)
Net cash used in investing activities		(37,000)
Cash Flow From Financing Activities:		
Common stock issued for cash		163,806
Equity offering costs		(2,379)
Net cash provided by financing activities		161,427
Increase in cash and cash equivalents		41,126
Cash and equivalents, beginning of period		-
Cash and equivalents, end of period	$	41,126

See accompanying notes to the financial statements.

POWER HERO CORP.
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at January 6, 2017 (Inception)	4,000,000	$ 2	$ 18	$ -	$ 20
Common stock issued for cash	607,878	-	163,786	-	163,786
Equity offering costs	-	-	(2,379)	-	(2,379)
Stock option compensation	-	-	84,985	-	84,985
Net loss	-	-	-	(136,911)	(136,911)
Balance at December 31, 2017	4,607,878	$ 2	$ 246,410	$ (136,911)	$ 109,501

See accompanying notes to the financial statements.

POWER HERO CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Power Hero Corp. (the "Company") was originally incorporated as iJuze Corp on January 6, 2017 ("Inception") in the State of Delaware. On January 31, 2018, the Company changed its name from iJuze Corp to Power Hero Corp. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in La Verne, California.

The Company is developing a mobile application and reservation network that allows users to reserve electrical outlets and Electrical Vehicle (EV) chargers for charging their EV. ePorts, which the Company is developing, are devices that enable 110V AC and 240V AC outlets to be remotely controlled and reserved for charging EVs. Hence, anyone with a parking spot and an electrical outlet can become an EV charging station host to earn revenues from the use of their power outlets and/or chargers. The Company earns revenues from user membership in the Power Hero Network, as well as rental fees from the leasing of ePorts by homeowners and commercial operators. Another revenue source is derived from user fees that are levied for charging their EV from these stations

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide, along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include economic recessions, changes in technology, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Intangible Assets
The Company's intangible assets are comprised of intellectual property purchased from a related entity. The intangible assets are indefinite-lived and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may exceed its fair value.

Revenue Recognition
The Company will recognize revenue from membership fees, usage fees, and merchandising fees, as well as from premium services. Revenue is recognized when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and services and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Advertising
The Company expenses advertising costs as incurred.

Stock Based Compensation
The Company accounts for stock options issued to employees under Accounting Standards Codification ("ASC") 718, *Share-Based Payment* ("ASC 718"). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their

financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $83,301 for the year ended December 31, 2017. The Company had an accumulated deficit of $136,911 as of December 31, 2017. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If management is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company's chief executive officer is currently in litigation related to his former tenure as chief executive officer of Aspect Technologies, Inc. The litigation involves a claim for unpaid wages by a former employee of Aspect Technologies, Inc. The case was dismissed by a county court in Colorado in favor of the chief executive officer. The plaintiff appealed the decision to the Colorado Court of Appeals, where the case was subsequently dismissed a second time. After the Colorado Court of Appeals decision, the plaintiff petitioned the Colorado Supreme Court, and the case is now pending judgement by the Colorado Supreme Court. We do not expect the outcome of this case to have an impact on the Company or its operations.

NOTE 5 – STOCKHOLDERS' EQUITY

2-for-1 Stock Split
On March 9, 2018, the Company approved a 2-for-1 stock split. All stock information disclosed herein has been retroactively presented as adjusted for the split.

Common Stock
The Company is authorized to issue 20,000,000 shares of common stock with a $0.0000005 par value. Upon inception, the Company issued 4,000,000 shares of common stock to its founder for $20.

In February 2017, the Company issued 600,000 shares of common stock for $150,000 through a private placement. See Note 6 for further details.

In November 2017, the Company issued 7,878 shares of common stock for $11,407, net of $2,379 in offering costs, through a Regulation Crowdfunding offering.

Stock Options

During the year ended December 31, 2017, the Company granted 496,700 options to its employees and directors. Each option had a life of ten years, an exercise price of $0.25, and a vesting term of four years. The Company valued these options using the Black-Scholes pricing model on the date of grant using an expected life of 6.25 years, a risk-free interest rate of 1.96%, an expected volatility of 100%, and an annual dividend yield of 0%. The total value of the options issued during year ended December 31, 2017 was $815,855, which will be recognized over the vesting term.

Stock option compensation expense of $84,985 was recognized during the year ended December 31, 2017.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's founder, along with other investors, owns iJuze Corporation Pte Ltd, a development company based in Singapore ("iJuze Singapore"). In February 2017, the Company issued 600,000 shares of common stock to the other investors of iJuze Singapore for $150,000.

In August 2017, iJuze Singapore sold all its intellectual property and products to the Company for $37,000. iJuze Singapore will have the right to re-market the products and services in Asia for a yet-to-be-determined royalty.

During the year ended December 31, 2017, the Company paid costs on iJuze Singapore's behalf. As of December 31, 2017, $31,380 is due to the Company from iJuze Singapore and has been included in Due from Related Party on the balance sheet.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through March 14, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Power Hero is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $88K goal

Power Hero

P2P Electric Vehicle Charging

Small OPO · LA VERNE, CA · Clean Technology · Accepting International Investment

Growing Electric Vehicle Infrastructure as a Community

Invest in Power Hero



"**Access to charging is the single biggest barrier to buying an electric vehicle.** Gas Stations outnumber public charging stations 10 to 1, and many people have no access to overnight charging.

But why? Electricity is everywhere. We believe EV charging should be everywhere too. Unfortunately, the public charging model is dominated by expensive commercial charging stations that focus on herding users to fast charging hubs. That is not scalable enough to support what people want. **They want to charge everywhere - where they work, eat, sleep, and shop.**

Our solutions allow anyone to make electricity public. With smart apps and simple hardware, we easily turn any power source into a connected EV charging station **and create the first dynamic peer-to-peer marketplace for EV charging**.



How Does it Work? Power Hero is a peer-to-peer (P2P) platform that allows users to list existing electricity so it can be reserved and purchased by drivers. Whether it be a private level-2 charger or a simple outdoor power outlet, we make existing infrastructure 'public' with smart-apps and simple, connected hardware.



On the Power Hero network, EV owners can share their charging stations giving members ten times the number of accessible locations. Outdoor outlets can be listed for overnight parking allowing apartment dwellers to comfortably enter the electric vehicle market. Any business can install small private charging devices (instead of large commercial ones) and connect them to our network to be dynamically listed, found, reserved, and brokered.

We believe Power Hero will demonstrate that peer-to-peer economy-sharing can outpace brute-force infrastructure! Our solutions and community-based approach will allow the EV market to grow without restrictions."

- Esmond Goei, CEO, Chairman, and Co-Founder

The Offering

Investment

$1.00/share | When you invest you are betting the company's future value will exceed $5.2M.

Perks

$500 — If you invest $500, you will receive a free Power Hero t-shirt or polo
$1,000 — If you invest $1,000, you will receive a Power Hero windbreaker and a year of free membership
$5,000 - If you invest, you will receive 10% additional bonus shares
$10,000 - If you invest $10,000, you will receive 15% additional bonus shares
$25,000 - If you invest $25,000, you will receive 20% additional bonus shares

*** ALL PERKS OCCUR AFTER THE OFFERING IS COMPLETED ***
All bonus shares will be awarded separately, outside of the StartEngine Platform. All bonus shares and corresponding documentation will be delivered to recipients by the Company directly.

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

"There is no such thing as fast charging. The goal is to charge everywhere you park. That is our mission."

- Rob Kent, Vice-Chairman and Co-founder of Power Hero To

Accomplishments

Power Hero has put together a proven team of entrepreneurs, executive leaders, and development partners.

We have conducted exhaustive market research to understand how electric vehicle owners want to charge their vehicles, and what keeps potential EV owners from joining the market.

Power Hero has developed prototypes, tested their concept, and filed patents behind the unique aspects of their solution.

Full platform development is underway and we are raising $88K to bring it to launch phase in June of 2018.



Major Milestones:

- February 2017, the company raised $150K in seed funding, one month after incorporation.
- March 2017, IBM Singapore awarded the company with the free use of its cloud platform Bluemix.
- June 2017, a working prototype of ePort was unveiled which converts an ordinary wall outlet into a smart reservable outlet.
- November 2017, another patent filed for a reservable network of peer-to-peer EV charging stations
- December 2017, Partnered with Arrow Electronics for hardware development and middle-ware IoT support
- February 2018, Partnered with Omni Tech Solutions to scale up the development platform for launch

Power Hero is aggressively moving forward to launch their platform and hardware!

Solving the Problems with Electric Vehicle Charging

The Problem Set

- **Lack of Coverage**: Gas stations outnumber electric charging stations ten to one. Charging is especially difficult to find outside of larger metro areas causing "range anxiety"
- **Limited Overnight Availability**: The fundamental necessity for EV ownership is plugging in while you sleep (much like a cell phone). Apartment dwellers without overnight charging are highly unlikely to buy an electric vehicle.
- **Speed-Focused Charging**: The industry is focused on bigger and faster charging stations (like gas stations). People want quantity, not speed. They want contiguous charging where they work, eat and shop.





The Power Hero Solution

- **Eliminates Range Anxiety**: A network of EV owners making their home charging stations available to other members - increasing coverage by 10X
- **Overnight Charging**: A digital marketplace where anyone can list and reserve overnight charging next to a regular outdoor plug (ie driveway) - allowing apartment dwellers to enter the market
- **Charge Everywhere**: Smart and cost-effective hardware that's connected to the cloud - easily makes any power-outlet or dumb charger a connected EV charging station that can be listed, found, reserved, and brokered on our network

Power Hero provides an innovative, fast, and easy solution for creating EV charging stations!

Our Products


Smart Applications
Scalable Hardware

Smart Platform For Making Electricity Public

- Our cloud-based P2P system allows anyone to list, find, reserve, and broker electricity.
- EV owners can list their private charging stations for other members.
- When you list your private station, you get access to all other private stations on the network for free (others pay monthly membership).
- Members can then access a much larger network of chargers when outside of metro areas - 10 times the number of regular stations.
- Additionally, anyone who owns access to parking near a standard power outlet can list and price an overnight charging spot.
- Members can book overnight parking for short or long-term periods.
- Smart hardware enhances the platform by connecting any charger or electrical outlet to our system for dynamic scheduling and pricing.

Cost Effective Level 2 Chargers


Power Hero

Rapidly Scale Public Charging

Connected

Easy to Deploy

Retail and Business Friendly

20 to 30 miles with an hour of charge

Connect Any Plug to Our Network



240V Plug Adapters 110V Outlet Adapters

Easy Scalable Hardware Solutions

Automates and enhances the user experience

- Install our simple, connected, universal Level 2 chargers
- Or connect an existing charger with our cellular 240V plug adapter
- Or connect any regular outdoor outlet with 110V cellular adapters
- Creates a revenue-generating EV charge point on our network
- Verifies driver through their mobile device
- Allows power flow for the allotted time reserved by the driver
- Hardware leased through monthly subscription fees ranging from $5 to $19/mo (security deposit required)

Easy to adopt EV charging that generates revenue and requires no upfront investment!

How Our Products Are Different From the Rest

At Power Hero, we focus on scaling the existing grid with minimal infrastructure investments. We are the only company combining economy sharing and IoT to solve this problem.

One in two EV owners invests in a home Level-2 charger that can deliver 20 to 30 miles of range with an hour of charge time. Our goal is to tap into these 500,000 owners to create a network of charging stations that dwarf the 17,000 that exist today. Our IoT hardware will enable the most cost-effective level-2 chargers and ordinary outdoor power outlets to be controlled by our smart network for reservations and brokering. This will make it easy for any landlord or business to offer EV charging.

Manufacturers of commercial charging stations will continue to push thousands of new chargers into the marketplace. We don't want to stop that. **Our intention is to blow past them and harness a million chargers and outlets on a single network for EV owners.**





Peace-of-Mind

Comfortably operate electric vehicles in new areas knowing you have ten times the number of accessible charging points through our network of 'Heroes'.



Scalable Solutions

Cost-effective, reliable, and easy-to-install hardware that allows anyone to automatically broker a public, revenue-generating charging station with no significant up-front investment.



Sharing Economy

Removes significant infrastructure burden and capitalizes on a sharing-economy principals that are already disrupting many other industries and allowing for proven, rapid scaling of solutions.



Open Network

Our ability to add any charging station, broker transactions, and non-directly compete with other manufacturers makes us an ideal hub to eventually host all EV charging stations on one network.

The Electric Vehicle Market



Projected U.S. electric vehicle market share between 2017 and 2025
Electric vehicle share of car market
17.5%
15%
12.5%
10%
7.5%
5%
2.5%
0%
1%
2%
3%
4%
6%
8%
10%
12%
14%
2017
2018
2019
2020
2021
2022
2023
2024
2025
Sources
IHS Global Insight; Volkswagen
© Statista 2018
Additional Information:
United States; IHS Global Insight

Electric vehicle growth estimates are conservatively estimated at 20% with an average forecast of 37% CAGR.

As the market grows, access to charging will have to match pace. Currently, **gas stations outnumber EV charging stations 10:1** (*US Dept of Energy*), and many times more than that will be needed to satisfy a market that wants to charge everywhere they eat, sleep, work and shop.

With 268M registered vehicles in the US (*US Dept of Transportation*), every 5% market penetration adds 13.4M electric vehicles and a $1.3B addressable market for Power Hero. **In the next five years, we expect our addressable market to reach $2.6B.**

While the U.S. growth statistics are very strong, markets like Europe and China are moving much faster. With our experienced team and presence in Singapore, we are well positioned to expand internationally and grow beyond a U.S. solution.



The Pros and Cons of Driving Electric
Reasons for buying an electric vehicle
Concern for the environment 87%
Lower long-term costs 62%
Wanting cutting edge technology 52%
Access to car pool lane 29%
Other reasons 12%
Base: Americans likely to buy an electric vehicle
Reasons against buying an electric vehicle
Not enough charging stations 69%
Running out of charge 68%
Higher purchase prices 57%
Battery repair/replacement costs 55%
Other reasons 17%
Base: Americans who are unlikely or undecided to buy an electric vehicle
@StatistaCharts
Based on a survey of 1,004 adults in the United States in February 2017
Source: American Automobile Association
statista

Access to charging is the number one barrier to buying an electric vehicle. In the EU (largest EV market share), The European Clean Power for Transport directive has promised **one public charging point for every 10 electric cars** by the year 2020 - an indicator of market needs.

52% of EV owners in the U.S. have a home Level 2 EVSE charging station - nearly 30X the number of public stations (estimated 500K private stations). (*CleanTechnica, Jan 2018*).

Over 30M Americans live in apartments and are unable to charge overnight. (*US Dept of Housing and Urban Development*).

Economy sharing is a growing force with over 50M Americans participating in the community-based, peer-to-peer purchase of goods or services (e.g. Uber, Airbnb). That number is expected to nearly double in the next five years with a stronger concentration in the younger demographics pursuing electric vehicles (*eMarketer; 2016*)

What Makes Our Team Special



Aspect Solar
MAYAN Networks
IVEY
Queens
APPIANT
O2Concepts
Tridien
UCIRVINE
USNA
Advent International
HARVARD BUSINESS SCHOOL
UNIVERSITI MALAYA
pillsbury
Stanford University
LMU LA

An experienced team on a true passion project! All C-level members have successfully managed start-ups and growth-phase companies in the CEO role, with a proven ability to scale businesses both domestically and internationally.

The team has proven startup track records with expertise in green energy and connected IoT products. Their experience brings legacy partnerships with fortune 500 companies that are once again eager to help them grow and innovate.

"Each of us could go out and run any business of our choosing. We see Power Hero as a once-in-a-lifetime chance to substantially impact clean energy and improve the environment."

- Rob Kent, Chief Marketing Officer

Invest in Our Company Today!

At Power Hero, we are passionate about clean energy and making it possible for everyone to own an electric vehicle.

Electric Vehicle growth, although staggering, is greatly held back by the inability to grow the charging grid. We are determined to prove P2P economy-sharing can solve this capacity problem more effectively.

We have a proven and experienced team with strong supply-side and distribution partnerships. This will help us ensure success, scale quickly, minimize costs, and generate significant returns.

Power Hero is a great opportunity to positively impact the planet and make money doing it. If we are successful, we will unlock the full potential of the electric vehicle market and take tens of millions of combustion vehicles off the road.

So, be a Hero! Invest in Power Hero today!





January 2017

Power Hero is Born!

Esmond Goei founds the company with the vision that economy-sharing will redefine charging for Electric Vehicles.

February 2017



Seed Capital Raised

Raised $150K initial seed round.

February 2017



Development Lab Opened in Singapore

Hardware and network development kicks-off for proof-of-concept.

March 2017

IBM

IBM Recognizes Potential

IBM Singapore awards Power Hero free use of its IBM Bluemix Cloud Environment.

June 2017



Proof-of-Concept

Demonstrated ability to control and provision ePorts across the Pacific Ocean in Singapore

November 2017

More Patents Filed!

Filed 3rd patent of 4 patents in conjunction with the pending patent for a network of reservable private charging stations and adaptors to connect charging stations to the internet.

January 2018

Key Partnerships Formed

Partnerships formed with Echo-Factory and Arrow Electronics for marketing, middleware, and hardware.

March 2018

Launched on StartEngine

Now YOU can own a part of our company!

June 2018



Anticipated Platform Beta Launch

Will launch our beta platform for sharing home charging systems and listing overnight charging.

October 2018



Anticipated Hardware Launch

Deploy hardware for connected outlets and Level 2 chargers

In the Press

SHOW MORE

Meet Our Team



Esmond Goei

CEO, Chariman, and Co-founder

Esmond is a serial entrepreneur with many successful startups and turnarounds spanning 30+ years. He started Power Hero, on a full-time basis, in January 2017 after selling AspectSolar, a modular solar powered battery systems company, which he founded in 2009 and was CEO until it was sold in 2016. He has participated in several other emerging companies with successful gains upon their IPO or sale such as a voice messaging company (IPO 1991), a wireless hospital bedside information systems company (IPO 1992), an organic baby foods company that was sold to Heinz, an electronics toy company (IPO 1995), and AspectSolar. He has delivered outstanding gains on investment to his investors with many IPOs and sales of his invested companies some of which garnered valuations over a billion dollars. Esmond is an electrical engineer with an MBA from the University of Western Ontario.



Rob Kent

CMO, Vice-Chairman, and Co-founder

Rob joined Power Hero in August 2017 as a Director and was appointed as Vice-Chairman and CMO in February 2018. He is an IoT innovator in the medical device sector where he served as CEO for O2 Concepts (2014 -2017) a manufacturer of networked portable home oxygen devices. Partnering with Verizon, they were the first to offer remote monitoring and device tracking - generating 5X growth while deploying over 20,000 units. He has experience building and managing rapid growth businesses in highly regulated environments. He is particularly adept at leveraging partnerships with developers and manufacturers to rapidly bring products to market, and strategically positioning technology for unique competitive advantages. Rob holds a BS in Economics from the US Naval Academy and an MBA from UC Irvine.



Suit Khown (SK) Chan

CFO & VP Operations

SK joined Power Hero in August 2017 after 8 years (2009 - 2017) as Chief Investment Officer of China Assets Investment Management, Ltd., a Hong Kong public listed investment company. He has deep experience in many industries including the founding of his own manufacturing company Xolox in Malaysia, which grew to 1200 employees in producing a revolutionary actuator for the computer industry. His investment skills were honed over 10 years at Advent International, a Boston based international venture capital investment company which he left as a Senior Associate in 1994. With his diverse background, financial acumen and operating experience SK manages operations in addition to his primary role as full-time CFO of Power Hero. SK is a Harvard MBA with a BS in Mechanical Engineering from the University of Malaya.



Armando Castro

Director and Legal Advisor

Armando has been a Partner with Pillsbury Winthrop Shaw Pittman LLP since 2014. His industry background includes financial technologies and payment systems, cyber security, software and wireless technologies and has worked with high profile clients include Facebook, Chevron, and Deutsche Bank. Armando is a Stanford Graduate, with a JD from Loyola Marymount. He is also a certified public accountant (CPA).



Antonia Graham

Government Advisor

Antonia has 18 years of local government experience in California leading major sustainability efforts. She has written, supervised, and implemented millions of dollars in grants for projects incorporating both government and private sector entities. She is also a part time instructor on sustainability for Irvine Valley College, Cal St. Fullerton, and UC Irvine.



Onkar Sanga

Technical Advisor

Onkar is the President and CTO of Omnitech Solutions and has spent a career building software companies on the leading edge of broadband access and IoT. He and his teams have developed robust control systems for large-scale industry solutions ranging from transportation to media applications. Onkar holds two degrees in Electrical Engineering and Physics from the University of British Columbia and holds a PEng Status from Ontario Canada.

Offering Summary

Maximum 88,000* shares of common stock ($88,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	Power Hero Corp.
Corporate Address	2105 Foothill Blvd, Suite B360, La Verne, CA 91750
Description of Business	Electric Vehicle Charging Solutions
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1 per Share
Minimum Investment Amount (per investor)	$200 Minimum Investment

Perks

Invest at least **$500** — Receive a free power hero t-shirt or polo.

Invest at least **$1,000** — Receive a free Power Hero windbreaker and a year of free membership.

Invest at least **$5,000** — Receive 10% additional bonus shares, e.g. at $5,000 you will get 500 bonus shares for a total of 5,500 shares which results in an effective average share price of $0.91 per share.

Invest at least **$10,000** — Receive 15% additional bonus shares, e.g. at $10,000 you will get 1,500 bonus shares for a total of 11,500 shares which results in an effective average share price of $0.87 per share.

Invest at least **$25,000** — Receive 20% additional bonus shares, e.g. at $25,000 you will get 5,000 bonus shares for a total of 30,000 shares which results in an effective average share price of $0.83 per share.

*** ALL PERKS OCCUR AFTER THE OFFERING IS COMPLETED ***
All bonus shares will be awarded separately, outside of the StartEngine Platform. All bonus shares and corresponding documentation will be delivered to recipients by the Company directly.

<u>The 10% Bonus for StartEngine Shareholders</u>

Power Hero Corp. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

Title : Power Hero Promo - Growing Network Map

A Dynamic Peer-to-Peer Platform for Electric Vehicle Charging. (Rolling air view of a landscape of EV charging stations popping up across the country)

Power Hero - Charge Everywhere

Millions of potential charge points and growing.

Power Hero - Charge Everywhere

Join us at Powerhero.com

Title; Power Hero Promo - Open Road

Electric Vehicle Owners

You are now free to enjoy the open road

Our network of heroes has your back

Power Hero

Peer-to-Peer EV Charging

Millions of Potential Charge Points

Join us at www.powerhero.com

<u>Power Hero Promo - Home Charger video</u>

Electric vehicle owners
You are now free to enjoy open road
our network of heroes your back
power hero
peer-to-peer EV charging
millions of potential charge points
join us at www.powerhero.com

<u>Power Hero Overview and App Demo video</u>
power hero
who are we
a peer to peer platform
brining more power to electric vehicles
There are only 17,000 public EV Charging stations

verus 170,000 gas stations (10 times!)
At power hero, we create a network of heroes
capable of sharing over 500,000 private EV chargers and millions of power outlets for nearly limitless charging options
how does it work?
Use peer to peer platform to find and reserve charging stations.
immediately for a few hours or overnight.
charge now or reserve charges later
we’ll find available public and private stations
select the desired location.
review location details
reserve, pay and navigate.
then you are on your way
less range anxiety, more charging options
even overnight charging
power hero charge everywhere!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "POWER HERO CORP.", FILED IN THIS OFFICE ON THE NINTH DAY OF MARCH, A.D. 2018, AT 8:14 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6274130 8100
SR# 20181832876

Authentication: 202298083
Date: 03-12-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:14 PM 03/09/2018
FILED 08:14 PM 03/09/2018
SR 20181832876 - File Number 6274130

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

POWER HERO CORP.

Power Hero Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is Power Hero Corp. (the "Company"). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 6, 2017 under the name Ijuze Corp.

B. The Amended and Restated Certificate of the Company in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Company.

C. The text of the Certificate of Incorporation is amended and restated to read in full as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on this 9th day of March, 20187.

POWER HERO CORP.

By: /s/ ESMOND GOEI
Esmond Goei
President and CEO

EXHIBIT A

ARTICLE I

The name of the corporation is Power Hero Corp. (the "**Company**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, Delaware 19901, County of Kent. The name of the registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV

The aggregate number of shares which the Company shall have authority to issue is Twenty Million (20,000,000) shares of capital stock, all of which shall be designated "Common Stock" and have a par value of $0.000001 per share.

At the time this Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware and shall become effective (the "**Effective Time**"): (i) every one (1) share of Common Stock issued and outstanding immediately prior to the Effective Time shall be, and hereby is, split and reconstituted into two (2) fully paid and non-assessable shares of Common Stock (the "**Stock Split**"). Each outstanding stock certificate of the Company which, immediately prior to the Effective Time, represented one (1) or more shares of Common Stock, shall thereafter be deemed to represent the appropriate number of shares of Common Stock, as applicable, taking into account the Stock Split, until such old stock certificate is exchanged for a new stock certificate reflecting the appropriate number of shares resulting from the Stock Split. All numbers referred to in this Amended and Restated Certificate of Incorporation are stated after giving effect to the Stock Split.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Company is expressly authorized to make, amend or repeal Bylaws of the Company.

ARTICLE VI

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Company.

ARTICLE VII

(A) To the fullest extent permitted by the General Corporation Law of Delaware, as it exists or as may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Company is authorized to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company or any predecessor to the Company.

(C) Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Company's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Elections of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

ARTICLE IX

Subject to the provisions of this Restated Certificate, including Section C.6 of Article IV, the Company reserves the right to adopt, repeal, rescind or amend in any respect any provisions contained in this Restated Certificate in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE X

A. To the fullest extent permitted by the DGCL, as it presently exists or as it may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to eliminate or limit further, or to authorize corporate action eliminating or limiting further the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B. To the fullest extent permitted by the DGCL, as it presently exists or as it may hereafter be amended, the Company shall have the power to indemnify (and to advance expenses to) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Any amendment, repeal or modification of the foregoing provisions of this Article X, or the adoption of any provision in this Restated Certificate inconsistent with this Article X, shall be prospective only and shall not adversely affect any right or protection of any director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such amendment, repeal, modification or adoption.

ARTICLE XI

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of this Article XI.

ARTICLE XII

The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Company or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person in such Covered Person's capacity as a director of the Company.